FOR IMMEDIATE RELEASE

SHAREHOLDERS REPORT UPDATED EQUITY INTERESTS

Vancouver, British Columbia, November 14, 2023 - Austin Gold Corp. ("Austin Gold" or the "Company") (NYSE American: AUST) announces, on behalf of certain shareholders, updates to their equity interests in the Company.

Updated Shareholder Equity Interests

Each of Dennis Higgs, a director and the President of the Company, and Joseph Ovsenek, Kenneth McNaughton, each of whom are directors of the Company, and Darcy Higgs, Vice-President, Business Development of the Company announce updates to their respective equity interests in the Company. Pursuant to certain share purchase agreements dated November 9, 2023, Dennis Higgs and Darcy Higgs, through Santorini Investment Corp. (a company he has control or direction over), acquired, through private sale, beneficial ownership of, or control or direction over, additional common shares of the Company ("Shares") from each of Mr. Ovsenek and Mr. McNaughton (collectively, the "Vendors"), as further detailed below (each, an "Acquisition").  As part of the transaction, each of Mr. Ovsenek and Mr. McNaughton sold 400,000 Shares, some to other purchasers who are not insiders of the Company and who do not have an obligation to report such purchases.

Date of Acquisition	Acquiror	Vendor	Shares Acquired	Consideration Per Share	Aggregate Consideration
November 9, 2023	Dennis(1) Higgs	Joseph Ovsenek(2)	250,000	C$1.00	C$250,000
November 9, 2023	Dennis(1) Higgs	Kenneth McNaughton(3)	230,000	C$1.00	C$230,000
Total			480,000	C$1.00	C$480,000

(1) Mr. Higgs's address is 1021 West Hastings Street, 9th Floor, Vancouver, BC, V6E 0C3.

(2) Mr. Ovsenek's address is 1100, 355 Burrard Street, Vancouver, BC, V6C 2G8.

(3) Mr. McNaughton's address is 1100, 355 Burrard Street, Vancouver, BC, V6C 2G8.

Date of Acquisition	Acquiror	Vendor	Shares Acquired	Consideration Per Share	Aggregate Consideration
November 9, 2023	Santorini Investment Corp. (Darcy Higgs) (1)	Kenneth McNaughton(2)	50,000	C$1.00	C$50,000
Total			50,000	C$1.00	C$50,000

(1) Mr. Higgs's address is 1021 West Hastings Street, 9th Floor, Vancouver, BC, V6E 0C3.

(2) Mr. McNaughton's address is 1100, 355 Burrard Street, Vancouver, BC, V6C 2G8.

Prior to the Acquisitions:

  Dennis Higgs had beneficial ownership or control over 2,314,001 Shares, and 325,000 stock options, representing 17.44 % of the Company's issued and outstanding Shares on a non-diluted basis and 19.41% on a partially diluted basis.
  Darcy Higgs had beneficial ownership or control over 1,706,667 Shares and 200,000 options representing 12.86% of the Company's issued and outstanding Shares on a non-diluted basis and 14.15% on a partially diluted basis.
  Each of Joseph Ovsenek and Kenneth McNaughton had beneficial ownership or control over 1,400,000 Shares and 200,000 options representing 10.55% of the Company's issued and outstanding Shares on a non-diluted basis and 11.88% on a partially diluted basis.

On the same date as the Acquisitions, the Company granted Dennis Higgs an additional 500,000 stock options and Darcy Higgs an additional 210,000 stock options.

After the Acquisitions and as of the date hereof:

  Dennis Higgs has beneficial ownership or control over 2,794,001 Shares and 825,000 stock options, representing 21.05% of the Company's issued and outstanding Shares on a non-diluted basis and 25.67% on a partially diluted basis;

  Darcy Higgs has beneficial ownership or control over 1,756,667 Shares and 410,000 stock options representing 13.24% of the Company's issued and outstanding Shares on a non-diluted basis and 15.84% on a partially diluted basis.

  Joseph Ovsenek has beneficial ownership or control over 1,000,000 Shares and 200,000 stock options, representing 7.53% of the Company's issued and outstanding Shares on a non-diluted basis and 8.91% on a partially diluted basis.; and

  Kenneth McNaughton has beneficial ownership or control over 1,000,000 Shares and 200,000 stock options, representing 7.53% of the Company's issued and outstanding Shares on a non-diluted basis and 8.91% on a partially diluted basis.

Each party completed the Acquisitions for investment purposes; and depending upon the circumstances, any one of them may, from time to time as they may deem appropriate, acquire additional securities of the Company, or dispose of all or a portion of their respective securities of the Company.

This press release is being issued pursuant to National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues which requires the issuance of this news release and the filing of early warning reports under the Company's profile on SEDAR+ (www.sedarplus.ca) containing additional information respecting the forgoing matters. A copy of the early warning reports of the acquirors and each of the Vendors may be obtained by contacting Donna Moroney, the Company's Corporate Secretary, at (604) 831-9304 or from SEDAR+ at www.sedarplus.ca under the Company's profile. The Company's head office is located at 9th Floor, 1021 West Hastings Street Vancouver, British Columbia V6E 0C3.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise approximately 76.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Donna Moroney, Corporate Secretary

(604) 831-9304

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.